UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 24, 2005

Commission File Number 000-50262

Intelsat, Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Wellesley House North, 2nd Floor
90 Pitts Bay Road
Pembroke HM 08, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

     References in this report to “we,” “us” and “our” refer to Intelsat, Ltd. and, unless the context requires otherwise, to its wholly owned subsidiaries. Intelsat, Ltd. is a limited liability company incorporated under the laws of Bermuda.

Information Relating to IS-804 Satellite Anomaly

     On January 16, 2005, we announced that our IS-804 satellite experienced a sudden and unexpected electrical power system anomaly on January 14, 2005, at approximately 5:32 p.m. EST, that resulted in the total loss of the satellite. The IS-804 satellite provided services primarily to telecommunications carriers and government telecommunications administrations in the South Pacific. The IS-804 satellite was manufactured by Martin Marietta Overseas Corporation, now part of Lockheed Martin Corporation, and was launched in December 1997. In accordance with our existing satellite anomaly contingency plans, we are in the process of making alternative capacity available to our IS-804 satellite customers both on other Intelsat satellites and on other operators’ satellites.

     We have established a failure review board with Lockheed Martin Corporation to investigate the cause of the anomaly, and currently believe that it may take approximately two to three months for the failure review board to reach its conclusions. We currently believe there is no connection between the IS-804 satellite anomaly and the IA-7 satellite anomaly that occurred in November 2004, as the two satellites were manufactured by two different companies and their designs are different. The IS-804 satellite was a 7000 series satellite, and the failure review board will evaluate whether the anomaly experienced by IS-804 is related to other anomalies experienced by satellites in the 7000 series. We operate three other satellites in the 7000 series, the IS-801, IS-802 and IS-805 satellites, manufactured by Martin Marietta Overseas Corporation. None of these three satellites has exhibited any evidence of the type of problem experienced by the IS-804 satellite.

     In accordance with our risk management program and current practice of insuring only those satellites with a net book value greater than $150 million, we did not have in-orbit insurance for the IS-804 satellite. We expect to record a non-cash impairment charge of approximately $73 million during the first quarter of 2005 to write off the value of the IS-804 satellite. Pending the outcome of the failure review board investigation, we do not currently expect the loss of IS-804 to result in the acceleration of capital expenditures to replace the satellite.

     Other than the non-cash impairment charge that we expect to record in the first quarter of 2005, we do not believe that the loss of the IS-804 satellite will have a material impact on our revenue or operating expenses in 2005 or on our backlog. We expect to retain approximately 45% of the revenue associated with the IS-804 satellite prior to its loss, and estimate that 2004 revenue attributable to the IS-804 satellite was approximately $40 million. We expect to incur a one-time cost in 2005 due to the re-pointing of antennas in connection with moving customer traffic to other satellites, but currently believe that the resulting increase in our operating expenses will not be significant. We estimate that the reduction in our $4.0 billion backlog as of September 30, 2004 as a result of the loss of IS-804 will be approximately $75 million, or approximately 2%.

     Under the terms of the Transaction Agreement and Plan of Amalgamation, dated August 16, 2004, among us, Intelsat (Bermuda), Ltd., Zeus Holdings Limited, Zeus Merger One Limited and Zeus Merger Two Limited, the total loss of the IS-804 satellite gives Zeus Holdings Limited the ability not to consummate its acquisition of us.

Forward-Looking Statements

     Some of the statements in this report constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements. When used in this report, the words “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” and “continue,” and the negatives of these terms, and other similar expressions are intended to identify forward-looking statements. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: the length of time it will take for the failure review board established to investigate the cause of the IS-804 failure to reach its conclusions; our belief that there is no connection between the IS-804 satellite anomaly and the IA-7 satellite anomaly that occurred in November 2004; our expectation to record a non-cash impairment charge of approximately $73 million during the first quarter of 2005 to write off the value of the IS-804 satellite; our expectation that, other than this non-cash impairment charge, the loss of the IS-804 satellite will not have a material impact on our revenue or operating expenses in 2005 or on our backlog; our expectation, pending the outcome of the failure review board investigation, that the IS-804 satellite loss will not result in the acceleration of capital expenditures to replace the IS-804 satellite; our expectation to retain approximately 45% of the revenue associated with the IS-804 satellite prior to the satellite’s loss; our estimate of the revenue attributable to the IS-804 satellite; our expectation that a one-time cost in 2005 due to the re-pointing of antennas in connection with moving customer traffic to other satellites will not be significant; and our estimate of the reduction in our backlog as a result of the loss of the IS-804 satellite.

     The forward-looking statements made in this report reflect our intentions, plans, expectations, assumptions and beliefs about future events. These forward-looking statements are not guarantees of future performance or results and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause actual results or developments to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. In connection with the impact of the loss of IS-804, known risks include, among others, our inability to transition our IS-804 customers to alternative capacity. In connection with the proposed acquisition of us by Zeus Holdings Limited, known risks include, but are not limited to, the inability of Zeus Holdings Limited to obtain financing on the terms contemplated in the agreement relating to the proposed transaction or at all; any other change in the health of our satellites or a catastrophic loss occurring during the in-orbit operations of any of our satellites that causes a condition precedent to the proposed transaction to fail to be satisfied; and the inability to consummate the proposed transaction for any other reason. Detailed information about other known risks is included in our annual report on Form 20-F for the year ended December 31, 2003 on file with the U.S. Securities and Exchange Commission. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged not to rely on forward-looking statements in this report and to view all forward-looking statements in this report with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.

By:	/s/ Conny Kullman Name: Conny Kullman Title: Chief Executive Officer

Date: January 24, 2005